SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- N/A

THE FIRST THREE SENTENCES IN THE FIRST PARAGRAPH AND THE FIRST SENTENCE IN THE THIRD PARAGRAPH OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S (“NICE”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795, 333-166364, 333-168100 and 333-171165), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE to Acquire CyberTech International, Global Provider of Compliance Recording Solutions and Value-Added Applications, Dated February 15, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: February 15, 2011

EXHIBIT INDEX

99.1	Press Release: NICE to Acquire CyberTech International, Global Provider of Compliance Recording Solutions and Value-Added Applications, Dated February 15, 2011.